Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed the entire S-1 filing statement for Menono, Inc.

I have also analyzed the analytical sections and their conclusions as derived from the Audited Financial Statements. We are in agreement as to their correctness as presented in this document. I hereby consent to the use in their initial Registration Statement pertaining to the registration of 3,000,000 shares of common stock of Menono, Inc.  of my Audit Report dated May 23, 2014 with respect to the financial statements of Menono, Inc. as of April 30, 2014 and for the period  April 4, 2014(inception) through April 30, 2014. I also consent to the reference to us as “Experts” in the above referenced Registration Statement.

/s/ John Scrudato CPA

Califon New Jersey

May 29, 2014